United states

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Bank Mutual Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

063750103

(CUSIP No.)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 063750103

(1)	Name of reporting person.	Michael T. Crowley, Jr.

(2)	Check the appropriate box	(a) ☐
	if a member of a group (see instructions).	(b) ☐

(3)	SEC use only.

(4)	Citizenship or place
	of organization.	United States of America

Number of shares	(5) Sole voting power.		2,304,682 (See Item 4)
beneficially	(6) Shared voting power.		139,414
owned by each	(7) Sole dispositive power.		2,338,639
reporting	(8) Shared dispositive power.		139,414
person with:

(9)	Aggregate amount beneficially
	owned by each reporting person.		2,478,053 (See Item 4)

(10)	Check if the aggregate amount
	in Row (9) excludes certain shares (see instructions).	☐

(11)	Percent of class represented
	by amount in Row (9).		5.4% (See Item 4)

(12)	Type of reporting person (see instructions).		IN

SCHEDULE 13G

MICHAEL T. CROWLEY, JR.

BANK MUTUAL CORPORATION

Item 1.

(a)	Name of Issuer:

Bank Mutual Corporation

(b)	Address of Issuer’s Principal Executive Offices:

4949 West Brown Deer Road

Milwaukee, WI 53223

Item 2.

(a)	Name of Person Filing:

Michael T. Crowley, Jr.

(b)	Address of Principal Business Office or, if none, Residence:

Michael T. Crowley, Jr.

c/o Bank Mutual Corporation

4949 West Brown Deer Road

Milwaukee, WI 53223

(c)	Citizenship:

United States of America

(d)	Title of Class of Securities:

Common Stock, $0.01 par value

(e)	CUSIP No.:

063750103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

As of December 31, 2016:

(a)	Amount Beneficially Owned:

2,478,053 shares. The undersigned declares that the filing of this statement shall not be construed as an admission that he is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of the securities covered by this statement.

(b)	Percent of Class:

5.4%. Based upon 45,691,790 shares of common stock outstanding at December 31, 2016 and options to purchase 50,600 additional shares of common stock which were exercisable by Mr. Crowley Jr. on that date or within 60 days thereafter.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

2,304,682 shares. Includes options to purchase 50,600 shares exercisable currently or within 60 days after December 31, 2016, 171,130 shares allocated to the account of Mr. Crowley Jr. in the Bank Mutual Corporation 401(k) Retirement Plan, 133,158 shares as trustee of the family trust, 431,269 shares as trustee (executor-equivalent) of a revocable trust (Mr. Crowley Jr is a 50% beneficiary of the assets in the trust; 215,634 shares are held in the trust for the benefit of a member of Mr. Crowley Jr’s family, as to which Mr. Crowley Jr. disclaims any pecuniary interest).

(ii)	Shared power to vote or to direct the vote

139,414 shares. All of those shares are held in the name of, or in trusts for the benefit of, Mr. Crowley Jr.’s spouse.

(iii)	Sole power to dispose or to direct the disposition of

2,338,639 shares. Includes options to purchase 50,600 shares exercisable currently or within 60 days after December 31, 2016, 171,130 shares allocated to the account of Mr. Crowley Jr. in the Bank Mutual Corporation 401(k) Retirement Plan, 33,957 shares allocated to the account of Mr. Crowley Jr. in the Bank Mutual Corporation Savings Restoration Plan, 133,158 shares as trustee of the family trust, 431,269 shares as trustee (executor-equivalent) of a revocable trust (Mr. Crowley Jr is a 50% beneficiary of the assets in the trust; 215,634 shares are held in the trust for the benefit of a member of Mr. Crowley Jr’s family, as to which Mr. Crowley Jr. disclaims any pecuniary interest).

(iv)	Shared power to dispose or to direct the disposition of

139,414 shares. All of those shares are held in the name of, or in trusts for the benefit of, Mr. Crowley Jr.’s spouse.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 4(c)(i) as to certain shares held as trustee on behalf of a member of Mr. Crowley Jr.’s family.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2017

/s/ Michael T. Crowley, Jr.
Michael T. Crowley, Jr.

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